SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A

(Amendment No. 2)

Under the Securities Exchange Act of 1934

LIVE NATION ENTERTAINMENT, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

538034109

(CUSIP Number)

Richard N. Baer, Esq.

Senior Vice President and General Counsel

Liberty Media Corporation

12300 Liberty Boulevard

Englewood, CO 80112

(720) 875-5300

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

October 28, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities only) Liberty Media Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 53,745,033 (1), (2)

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 53,745,033 (1), (2)

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 53,745,033 (1), (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ Excludes shares beneficially owned by the executive officers and directors of the Reporting Person.

13.	Percent of Class Represented by Amount in Row (11) 26.8% (2)(3)

14.	Type of Reporting Person (See Instructions) CO

(1)   Sole voting power and dispositive power of 310,828 of such shares is held indirectly through control of LMC Events, LLC, which is a wholly owned subsidiary of Liberty Media Corporation. Sole voting power and dispositive power of 12,075,000 of such shares is held indirectly through control of Liberty SIRI MarginCo, LLC, which is a wholly owned subsidiary of Liberty Media Corporation.

(2)  Excludes in accordance with Rule 13d-3 shares that may be acquired by the Reporting Person pursuant to an open forward purchase contract entered into on September 4, 2014, by the Reporting Person with an unaffiliated counterparty, as described in Item 6 of Amendment No. 1 to the Liberty Schedule 13D.

(3) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Common Stock outstanding was 200,659,004 on October 24, 2014, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, filed with the SEC on October 30, 2014.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 2)

Statement of

LIBERTY MEDIA CORPORATION

Pursuant to Section 13(d) of the
Securities Exchange Act of 1934

in respect of

LIVE NATION ENTERTAINMENT, INC.

This Report on Schedule 13D relates to the shares of common stock, par value $0.01 per share (the “Common Stock”), of Live Nation Entertainment, Inc., a Delaware corporation (“Live Nation” or the “Issuer”).

The Report on Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) with respect to the Issuer by Liberty Media Corporation, a Delaware corporation (the “Reporting Person” or “Liberty”), on January 22, 2013, as amended by Amendment No. 1 filed with the Commission on September 16, 2014 (together, the “Liberty Schedule 13D”), is hereby amended and supplemented to include the information set forth herein.  This amended Statement on Schedule 13D/A constitutes Amendment No. 2 to the Liberty Schedule 13D.  Capitalized terms not defined herein have the meanings given to such terms in the Liberty Schedule 13D.

Item 5.  Interest in Securities of the Issuer

The information contained in Item 5 of the Liberty Schedule 13D is supplemented by adding the following thereto:

As of October 28, 2014, the Reporting Person beneficially owns 53,745,033 shares of Common Stock, which represent 26.8% of the shares of Common Stock deemed outstanding (as calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended). The number of shares deemed outstanding is based upon 200,659,004 shares of Common Stock outstanding as of October 24, 2014, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2014.  Gregory B. Maffei beneficially owns 47,711 shares of Common Stock as of the date hereof, of which 6,466 shares consist of unvested restricted shares.

Item 6.  Contracts, Arrangements, Understandings of Relationships with Respect to Securities of the Issuer

The Information contained in Item 6 of the Liberty Schedule 13D is hereby amended and supplemented by adding the following information:

On October 28, 2014, Liberty SIRI Marginco, LLC, a wholly-owned special purpose subsidiary of the Reporting Person (the “Borrower”), prepaid all outstanding loans under the margin loan agreement, dated as of April 30, 2013, with Merrill Lynch International, as administrative agent and calculation agent, Bank of America, N.A., as a lender, and Citibank, N.A., as a lender (the “2013 Loan Agreement”).  The 2013 Loan Agreement was then terminated.

Also on October 28, 2014, the Borrower entered into a margin loan agreement (the “2014 Loan Agreement”) with Bank of America, N.A., as administrative agent and calculation agent, and Bank of America, N.A., Credit Suisse AG, Cayman Islands Branch, Credit Agricole Corporate and Investment Bank, and BNP Paribas, Dublin Branch, as lenders. The 2014 Loan Agreement permits the Borrower, subject to certain funding conditions, to borrow up to $1.0 billion, consisting of a $250 million term loan and up to $750 million on a revolving credit basis. On October 28, 2014, $250 million in loans (the $250 million term loan) were made to the Borrower under the 2014 Loan Agreement, with $750 million in revolving commitments still available for future loans. The maturity date of all loans under the 2014 Loan Agreement is October 28, 2015. The net proceeds of the term loan were used to repay the outstanding loans under the 2013 Loan Agreement.  Future borrowings under the 2014 Loan Agreement may be distributed to the Reporting Person for general corporate purposes, which may include the purchase of margin stock.

The Borrower’s obligations under the 2014 Loan Agreement are fully and unconditionally guaranteed by Liberty (the “Liberty Guaranty”) and secured by a first priority lien on a basket of publicly traded common stocks beneficially owned by Liberty (through the Borrower), including shares of Common Stock. The Borrower pledged 12,000,000 shares of Common Stock as of the closing date under the 2014 Loan Agreement. It is permitted to pledge a maximum number of shares of Common Stock equal to the lowest of (i) 12,000,000 shares, (ii) 14.5% of the shares of Common Stock then outstanding based on public filings of the Issuer as determined by the calculation agent and (iii) a number of Common Shares equal to the “Common Stock” “then outstanding” (with defined terms in quotation marks in this clause (iii) having the meaning assigned to such terms in the Rights Agreement, dated as of December 21, 2005 (as amended) between the Issuer and Computershare Shareowner Services LLC, as rights agent), as determined by the calculation agent.  Shares of Common Stock beneficially owned by Liberty that are not pledged to secure loans under the 2014 Loan Agreement are subject to a negative pledge under the 2014 Loan Agreement and the Liberty Guaranty, except that Liberty may enter into financing or hedging transactions (including derivative transactions) secured by an aggregate number of shares (that are not otherwise pledged under the 2014 Loan Agreement) not in excess of 42,302,942 shares of Common Stock so long as the Borrower amends the 2014 Loan Agreement to include defaults, events of defaults, early termination events and collateral triggers included in any such transaction that would permit foreclosure or early liquidation of the shares secured thereby.

If the Borrower defaults on its obligations under the 2014 Loan Agreement or Liberty defaults on its obligations under the Liberty Guaranty, then the lenders can declare all borrowings outstanding under the 2014 Loan Agreement, with accrued interest, to be immediately due and payable, and if the Borrower and Liberty are unable to pay such amounts, the lenders may foreclose on the pledged stock and any other collateral that then secures the Borrower’s obligations under the 2014 Loan Agreement. Prior to any foreclosure, the Borrower has sole voting rights with respect to all pledged shares of Common Stock.

Borrowings under the 2014 Loan Agreement bear interest at a per annum rate equal to LIBOR plus a spread varying based on the common stocks pledged to secure borrowings. The Borrower may prepay all loans under the 2014 Loan Agreement at any time, subject to certain notice requirements and an early termination premium if the Borrower prepays all or any portion of the term loan on or before July 28, 2015.

The 2014 Loan Agreement requires mandatory prepayments or the posting of additional collateral upon the occurrence of certain events that are customary for loans of this type. The 2014 Loan Agreement contains various affirmative and negative covenants that restrict the activities of the Borrower. It does not include any financial covenants. It also contains events of default that are customary for loans of this type.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 3, 2014	LIBERTY MEDIA CORPORATION

	By:	/s/ Craig Troyer
Craig Troyer
Vice President and Deputy General Counsel